CUSIP NO. G675431	Page 1 of 16 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  3)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G675431	13D/A	Page 2 of 16 Pages

1.	Name of Reporting Persons Kudelski SA None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 44,642,302(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 44,642,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,642,302(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 32%(2)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 3 of 16 Pages

1.	Name of Reporting Persons André Kudelski
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000
8. Shared Voting Power 44,742,302(1)
9. Sole Dispositive Power 100,000
10. Shared Dispositive Power 44,742,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,742,302(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 32%(2)
14.	Type of Reporting Person (see instructions) IN

CUSIP NO. G675431	13D/A	Page 4 of 16 Pages

1.	Name of Reporting Persons Kudelski Interactive USA, Inc. None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 30,206,154(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 30,206,154(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 21.6%(3)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 5 of 16 Pages

1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,533,951
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,533,951

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,533,951
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 5.9%(4)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 6 of 16 Pages

(1)	Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 109,255,454 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US, into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 76.9% of the voting power of the outstanding ordinary shares of the Issuer.

(3)	Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 109,255,454 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US, into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 73.4% of the voting power of the outstanding ordinary shares of the Issuer.

(4)	Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 109,255,454 Class A ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).

CUSIP NO. G675431	13D/A	Page 7 of 16 Pages

THE PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Class A ordinary shares of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”). This Schedule 13D also relates to the Class A Ordinary shares issuable upon conversion of Class B ordinary shares of OpenTV. The address of the principal executive offices of OpenTV is 275 Sacramento Street, San Francisco, California 94111.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being jointly filed under Section 13 of the Act, by Kudelski SA, André Kudelski, Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA and Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA (the “Reporting Persons”).

Kudelski SA may be deemed to be the beneficial owner of Class A ordinary shares of the Issuer held of record by Kudelski Cayman, an indirect wholly owned subsidiary of Kudelski SA. Kudelski SA may also be deemed to be the beneficial owner of Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer held of record by Kudelski US, an indirect wholly owned subsidiary of Kudelski SA. The Class A ordinary shares and Class B ordinary shares held by Kudelski SA, Kudelski Cayman and Kudelski US are referred to hereinafter as the “Purchased Shares.” André Kudelski controls the majority of the voting interest in Kudelski SA and accordingly may also be deemed to be the beneficial owner of the Purchased Shares.

Kudelski SA is a company organized under the laws of Switzerland. Kudelski SA is a global provider of digital security technologies. Kudelski SA’s technologies are used in a wide range of applications requiring access control and rights management, whether for securing transfer of information (digital television, broadband Internet, video-on-demand, interactive applications, etc.) or to control and manage access of people or vehicles to sites and events. The principal business address of Kudelski SA is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

André Kudelski, a citizen of Switzerland, is the Chairman and Chief Executive Officer of Kudelski SA. Mr. Kudelski’s business address is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

Kudelski US is an indirect wholly owned subsidiary of Kudelski SA organized under the laws of the state of Delaware. The principal business address of Kudelski US is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA organized under the laws of the Cayman Islands. The principal business address of Kudelski Cayman is P.O. Box 1350GT, Clifton House, 75 Fort Street, Grand Cayman, Cayman Islands.

The following information concerning each director, executive officer, and controlling person of Kudelski SA, Kudelski US and Kudelski Cayman is set forth on Schedule 1: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, neither the Reporting Persons nor any person named in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any person named in Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. G675431	13D/A	Page 8 of 16 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s securities was the working capital of the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchase of additional Class A ordinary shares subsequent to the filing of the Schedule 13D/A (Amendment No. 2) by the Reporting Persons on January 14, 2008 was approximately $184,739.74.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the initial acquisition of securities of the Issuer by Kudelski SA and its subsidiaries was to acquire control of the Issuer. As a result of those acquisitions, Kudelski SA beneficially owns 7,902,197 Class A ordinary shares of the Issuer and indirectly, through its indirect wholly owned subsidiary Kudelski Cayman, beneficially owns 6,533,951 Class A ordinary shares of the Issuer and through its indirect wholly owned subsidiary Kudelski US, beneficially owns 30,206,154 Class B ordinary shares of the Issuer. Each Class A ordinary share has one vote per share and each Class B ordinary share has ten votes per share. Except as expressly provided in the Issuer’s Memorandum of Association or Articles of Association, or as required by applicable law or the terms of any outstanding series of preference shares of the Issuer, the holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters presented to shareholders of the Issuer for their approval.

The Class A ordinary shares and Class B ordinary shares beneficially owned by Kudelski SA represent approximately 32% of the ordinary shares of the Issuer and approximately 76.9% of the total voting power of the ordinary shares of the Issuer, based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 with respect to the number of ordinary shares outstanding as of September 30, 2008. As a result of its beneficial ownership of shares of the Issuer and the voting power attributable thereto, Kudelski SA has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s Memorandum of Association and Articles of Association.

On February 26, 2009, Kudelski SA sent a letter to the Issuer, stating that it proposes to acquire all of the outstanding Class A ordinary shares not currently owned by the Reporting Persons (the “Potential Transaction”). A copy of Kudelski SA’s letter is being filed herewith as Exhibit 7.2. Kudelski SA expects that Issuer’s Board of Directors will form a special committee of independent directors (the “Special Committee”) to discuss the Potential Transaction with Kudelski SA. In addition, Kudelski SA intends to present slides concerning the Potential Transaction at a press conference to be held on February 27, 2009. Copies of the slides that Kudelski SA intends to present are being filed herewith as Exhibit 7.3.

The foregoing is a summary of Kudelski SA’s current proposal and should not be construed as an offer to purchase any OpenTV shares.

The Reporting Persons intend to review their investment in shares of the Issuer on a continuing basis and to engage in discussions with and negotiate the Potential Transaction with the Special Committee, if formed. The Reporting Persons may determine to (1) acquire additional securities of the Issuer, through open market purchases or otherwise, (2) pursue the acquisition of the Issuer on a basis different that reflected in Kudelski SA’s letter; (3) abandon any and all attempts to acquire the Issuer or (4) take any other available course of action, which could involve one or more of the types of transactions or have one of more of the results described in Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP NO. G675431	13D/A	Page 9 of 16 Pages

If Kudelski SA is successful in acquiring the Issuer, whether in the form of the Potential Transaction and through negotiation with the Special Committee or otherwise, the Reporting Persons anticipate that they will implement a number of changes relating to the matters referred to in clauses (c) through (j) of Item 4 of Schedule 13D, including a change in the board of directors or management of the Issuer, changes in the Issuer’s Memorandum of Association or Articles of Association, causing the Issuer’s securities to be delisted from the Nasdaq Global Market and terminating the Issuer’s obligation to file reports with the Securities and Exchange Commission.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Kudelski SA may be deemed to be the beneficial owner of 14,436,148 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 109,255,454 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski SA beneficially owns approximately 32% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the Purchased Shares through his control of a majority of the voting securities of Kudelski SA. In addition, André Kudelski directly owns 100,000 Class A ordinary shares of the Issuer pursuant to a grant under the OpenTV 2005 Incentive Plan, which shares are restricted from sale or transfer for a period of four years from the date of grant.

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 109,255,454 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski US beneficially owns approximately 21.6% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.

Kudelski Cayman beneficially owns 6,533,951 Class A ordinary shares of the Issuer. Based upon 109,255,454 Class A ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008), Kudelski Cayman beneficially owns approximately 5.9% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.

Pierre Roy (“Roy”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Roy is the beneficial owner of 2,708 Class A ordinary shares of the Issuer.

Mauro Saladini (“Saladini”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Saladini is the beneficial owner of 2,708 Class A ordinary shares of the Issuer.

Lucien Gani (“Gani”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Gani is the beneficial owner of 2,708 Class A ordinary shares of the Issuer.

CUSIP NO. G675431	13D/A	Page 10 of 16 Pages

Claude Smadja (“Smadja”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Smadja is the beneficial owner of 2,708 Class A ordinary shares of the Issuer.

Based upon 109,255,454 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, each of Roy, Saladini, Gani and Smadja beneficially own less than 1% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 beneficially own any Class A ordinary shares of the Issuer.

(b) Kudelski SA may be deemed to have the sole power to direct the vote as to, and to direct the disposition of, 44,642,302 Class A ordinary shares of the Issuer. This includes 7,902,197 Class A ordinary shares of the Issuer held by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held by Kudelski Cayman and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US. Kudelski US may be deemed to have the sole power to direct the vote as to, and to direct the disposition of, 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US. Kudelski Cayman may be deemed to have the sole power to direct the vote as to, and to direct the disposition of, 6,533,951 Class A ordinary shares of the Issuer. André Kudelski may also be deemed to have the sole power to direct the vote as to, and to direct the disposition of, the Purchased Shares through his control of a majority of the voting securities of Kudelski SA. In addition, André Kudelski directly owns 100,000 Class A ordinary shares of the Issuer pursuant to a grant under the OpenTV 2005 Incentive Plan, which shares are restricted from sale or transfer for a period of four years from the date of grant.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 has the power to direct the vote as to, or to direct the disposition of, any Class A ordinary shares of the Issuer.

(c) Since the most recent filing on Schedule 13D/A (Amendment No. 2), which was filed by the Reporting Persons on January 14, 2008, the Reporting Persons purchased the following Class A ordinary shares in the open market:

Reporting Person	Trade Date	Shares	Price per share
Kudelski SA	1/14/2008	200	$1.27
	1/14/2008	600	$1.31
	1/14/2008	1,024	$1.32
	1/14/2008	13,280	$1.33
	1/14/2008	100	$1.34
	1/14/2008	34,796	$1.34
	1/15/2008	1,529	$1.30
	1/15/2008	2,170	$1.31
	1/15/2008	7,371	$1.32

CUSIP NO. G675431	13D/A	Page 11 of 16 Pages

Reporting Person	Trade Date	Shares	Price per share
	1/15/2008	12,630	$1.33
	1/15/2008	9,700	$1.34
	1/15/2008	4,300	$1.35
	1/15/2008	8,700	$1.36
	1/15/2008	3,600	$1.37
	2/21/2008	50,000	$1.02

Since the most recent filing on Schedule 13D/A (Amendment No. 2), which was filed by the Reporting Persons on January 14, 2008, the Reporting Persons received the following grant of Class A ordinary shares pursuant to the OpenTV 2005 Incentive Plan, which shares are restricted from sale or transfer for a period of four years from the date of grant:

Reporting Person	Trade Date	Shares	Price per share
André Kudelski	3/14/2008	50,000	$0
	3/14/2008	50,000	$0

Since the most recent filing on Schedule 13D/A (Amendment No. 2), which was filed by the Reporting Persons on January 14, 2008, certain directors, executive officers, and controlling persons of Kudelski SA, Kudelski Cayman and/or Kudelski US set forth on Schedule 1 received director stock option grants pursuant to the OpenTV 2005 Incentive Plan, which stock option grants shall vest as set forth in Item 5(a):

Reporting Person	Trade Date	Shares	Price per share
Pierre Roy	3/14/2008	10,000	$0
Lucien Gani	3/14/2008	10,000	$0
Mauro Saladini	3/14/2008	10,000	$0
Claude Smadja	3/14/2008	10,000	$0

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s securities which are required to be described hereunder.

CUSIP NO. G675431	13D/A	Page 12 of 16 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1	Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc.

Exhibit 7.2	Letter from Kudelski SA to OpenTV dated February 26, 2009

Exhibit 7.3	Slides for presentation at Kudelski SA February 27, 2009 press conference

CUSIP NO. G675431	13D/A	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2009

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ André Kudelski
Name:	André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer

CUSIP NO. G675431	Page 14 of 16 Pages

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI SA

The name and present principal occupation of each director and executive officer of Kudelski SA are set forth below. The business address for each named person is: c/o Kudelski SA, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

NAME	KUDELSKI SA TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
André Kudelski	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Kudelski SA	Switzerland

Pierre Roy	Chief Operating Officer, Digital TV and Executive Vice President	Chief Operating Officer, Digital TV and Executive Vice President, Kudelski SA	Switzerland

Charles Egli	Chief Executive Officer, Nagra Public Access and Executive Vice President	Chief Executive Officer, Nagra Public Access and Executive Vice President, Kudelski SA	Switzerland

Aleksander Osadzinski	Executive Vice President, Head of Product	Executive Vice President, Head of Product, Kudelski SA	USA, United Kingdom

Mauro Saladini	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Kudelski SA	Switzerland

Yves Pitton	Senior Vice President, Head of Corporate Development	Senior Vice President, Head of Corporate Development, Kudelski SA	Switzerland

Lucien Gani	General Counsel	General Counsel, Kudelski SA	Switzerland

John Burke	Senior Vice President, Head of Human Resources	Senior Vice President, Head of Human Resources, Kudelski SA	Ireland and Great Britain

CUSIP NO. G675431	Page 15 of 16 Pages

NAME	KUDELSKI SA TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Nicolas Goetschmann	Corporate Secretary and Director of Group Administration	Corporate Secretary and Director of Group Administration, Kudelski SA	Switzerland

Claude Smadja	Vice Chairman of the Board and Lead Director	Founder and President, Smadja & Associates Inc.	Switzerland

Norbert Bucher	Director	Retired Former Senior Vice President, Jacobs Suchard AG	Switzerland

Laurent Dassault	Director	Management Groupe Industrial Marcel Dassault	France

Patrick Foetisch	Director	Legal Counsel	Switzerland

Alexandre Zeller	Director	Chief Executive Officer, HSBC Private Bank (Suisse)	Switzerland

Marguerite Kudelski	Director	Ph.D. Microelectronic Engineering, Coordinator, Special Projects, Kudelski SA	Switzerland

Pierre Lescure	Director	Board Member, Lagardere Group, Le Monde, Thomson and Havas	France

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI US

The name and present principal occupation of each director and executive officer of Kudelski US are set forth below. The business address for each named person is: c/o Kudelski US, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

NAME	KUDELSKI US TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Lucien Gani	Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary	General Counsel, Kudelski SA	Switzerland

William C. Nixon	Director	Vice President, The Mitchell Group	USA

Pierre Lescure	Director	Board Member, Lagardere Group, Le Monde, Thomson and Havas	France

CUSIP NO. G675431	Page 16 of 16 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI CAYMAN

The name and present principal occupation of each director and executive officer of Kudelski Cayman are set forth below. The business address for each named person is: c/o P.O. Box 1350GT, Clifton House, 75 Fort Street, Grand Cayman, Cayman Islands.

NAME	KUDELSKI CAYMAN TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
Lucien Gani	Director	General Counsel, Kudelski SA	Switzerland

Santino Rumasuglia	Director	Vice President, Treasury and Investor Relations	Italy, Switzerland